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Filed by Spectrian Corporation
pursuant to Rule 425 under the Securities Act of 1933 and
deemed filed under Rule 14d-2 of the Securities Exchange Act of 1934.
Subject Company: Spectrian Corporation
Commission File No.: 000-24360

        Contact: Michael D. Angel
Chief Financial Officer
SPECTRIAN
408-745-5788
michael_angel@spectrian.com

        or

        Michelle J. Kim
Marketing Communications Manager
SPECTRIAN
408-745-5785
michelle_kim@spectrian.com

FOR IMMEDIATE RELEASE

SPECTRIAN ANNOUNCES FIRST QUARTER RESULTS

        SUNNYVALE, Calif., Jul. 16, 2002—Spectrian Corporation (Nasdaq: SPCT), a leader in the design and manufacture of power amplifiers for the wireless infrastructure market, today announced financial results for the quarter ended June 30, 2002.

        Spectrian's revenue for the quarter ended June 30, 2002 was $18.8 million compared with $27.5 million for the quarter ended March 31, 2002 and with revenue of $30.4 million for the quarter ended July 1, 2001.

        Spectrian reported a GAAP net loss of $3.6 million or $0.31 per diluted share, for the quarter ended June 30, 2002. For the quarter ended June 30, 2002, the pro forma net loss was $7.4 million, or $0.64 per diluted share, excluding (i) income of approximately $5.0 million for the recognized non-cash deferred income from the sale of UltraRF and (ii) approximately $1.2 million of legal, accounting and investment banking costs incurred to date by Spectrian directly attributable to the proposed acquisition of Spectrian by REMEC, Inc.

        These results compare with a GAAP net income of $502,000, or $0.04 per diluted share, for the quarter ended March 31, 2002. For the quarter ended March 31, 2002, the pro forma net loss was $6.1 million, or $0.54 per diluted share, excluding income of approximately $6.6 million for the recognized non-cash deferred income from the sale of UltraRF.

        The company reported net loss of $4.2 million, or $0.37 per diluted share, for the quarter ended July 1, 2001. For the quarter ended July 1, 2001, the pro forma net loss was $9.2 million, or $0.79 per share diluted share, excluding (i) income of approximately $7.5 million for the recognized non-cash deferred income from the sale of UltraRF, (ii) a realized loss on the sale of a portion of the Company's investment in Cree, Inc. shares of $4.1 million, (iii) a one-time restructuring charge related to the transfer of repair operations of $686,000, and (iv) a non-cash gain attributable to the value of Cree, Inc. stock of $2.3 million.

        Highlights for the quarter included:

  •
  Four 10% or greater customers for the third consecutive quarter. Spectrian had four customers to whom sales were over 10% or more of Spectrian's total revenue for the quarter ended June 30, 2002.

  •
  Field Trial Update. Spectrian conducted field trials with 2 new major network operators for high-power multicarrier amplifiers.

  •
  ACT Thailand purchased by Benchmark Electronics, Inc. (NYSE: BHE). One of Spectrian's outsource manufacturing partners, ACT Thailand, announced its agreement to be acquired by Benchmark Electronics, Inc., a $1.3 billion electronics manufacturer.

  •
  Acquisition of Spectrian by REMEC, Inc. (Nasdaq: REMC) Announcement. Spectrian announced that it reached an agreement with REMEC to be acquired by REMEC subject to regulatory approval and each company's respective shareholder endorsement.

        "Despite weak market conditions, Spectrian was able to reduce the impact by controlling spending," said Thomas H. Waechter, Spectrian's president and CEO. "We also benefited from our flexible outsource manufacturing model and good management of our supply chain."

        Spectrian will be conducting a conference call to discuss the results for the first quarter and earnings guidance. An audio simultaneous Webcast will be available on July 16, 2002 at 2 p.m. PDT. Log on to the Spectrian Website at www.spectrian.com. The call will last approximately one hour. The webcast will be archived on the website. You can also access a playback of this call. The recording will be available at 5 p.m. PDT on July 16, 2002 and will end on July 23, 200. To access this, please call (800) 642-1687 or (706) 645-9291 and enter reservation number 4733554.

        Spectrian is a leading designer and manufacturer of single carrier and multicarrier high-power RF amplifiers for the worldwide wireless communications industry, utilized in both wireless data and voice applications. Spectrian supports AMPS, CDMA, TDMA, GSM, EDGE and 3G technologies for mobile and fixed wireless networks. Spectrian is located at 350 West Java Drive, Sunnyvale, California 94089. For more information, visit the company's Web site at www.spectrian.com or call 408/745-5400.

Forward Looking Statements

        Certain statements in this press release, including statements regarding network operator field trials, the acquisition of ACT Thailand by Benchmark Electronics, Inc. and the impact of controlled spending on net operating results are forward-looking statements that are subject to risks and uncertainties. Results could differ materially based on various factors including, and without limitations: market demand for wireless infrastructure equipment; positive outcomes of field trials, and budgets available for equipment spending by network operators; the failure of the acquisition of ACT Thailand to be completed and the impact of such failure on Spectrian; Spectrian's ability to foresee demand in order to manage its expenses and inventory; lack of demand for Spectrian's products or fluctuations in demand; and economic conditions and their impact on Spectrian's limited customer base. Further information on factors that could affect Spectrian's results are included in Spectrian's Annual Report on Form 10-K for the year ended March 31, 2002.

Additional Information

        REMEC has filed a Registration Statement on SEC Form S-4 in connection with the merger, and Spectrian expects to mail a Joint Proxy Statement/ Prospectus to the respective holders of its common stock containing information about the merger. Investors and security holders are urged to read the Joint Proxy Statement/Prospectus carefully when they are available. The Joint Proxy Statement/Prospectus will contain important information about REMEC, Spectrian, the merger and related matters. Investors and security holders will be able to obtain free copies of these documents through the website maintained by the U.S. Securities and Exchange Commission at www.sec.gov.

        Spectrian, its directors, executive officers and certain members of management and employees may be soliciting proxies from Spectrian's stockholders in favor of the adoption of the merger agreement. A description of any interests that Spectrian's directors and executive officers have in the merger will be available in the Joint Proxy Statement/Prospectus.

        Spectrian is a registered trademark of Spectrian Corporation. Other brand or product names are registered trademarks or trademarks of their respective holders.

  (c)
  Spectrian Corporation, 2002 All rights reserved.

SPECTRIAN CORPORATION AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands)

(Unaudited)

	June 30, 2002	March 31, 2002(1)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$35,233	$42,140
Short-term investments	46,591	48,585
Accounts receivable, less allowance for doubtful accounts of $400 and $400, respectively	13,829	18,155
Inventories	26,538	27,593
Income tax receivable	1,305	1,305
Prepaid expenses and other current assets	4,171	4,209

Total current assets	127,667	141,987
Property and equipment, net	9,785	9,651
Other assets	2,973	3,127

	$140,425	$154,765

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Accounts payable	$13,691	$18,694
Accrued liabilities	12,630	14,209
Income taxes payable	343	207
Deferred gain, current portion	16,250	21,250
Capital lease obligations	34	66

Total current liabilities	42,948	54,426

STOCKHOLDERS' EQUITY:
Preferred stock	—	—
Common stock	13	13
Additional paid-in capital	170,157	169,518
Treasury stock	(17,669)	(17,669)
Deferred compensation expense	(33)	(40)
Unrealized gain (loss) on available-for-sale securities	263	211
Accumulated deficit	(55,254)	(51,694)

Total stockholders' equity	97,477	100,339

	$140,425	$154,765

(1)
Derived from the March 31, 2002 audited balance sheet included in the 2002 Annual Report on Form 10-K of Spectrian Corporation.

SPECTRIAN CORPORATION AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share data)

(Unaudited)

	Three Months Ended
	June 30, 2002	July 1, 2001
REVENUES	$18,816	$30,440

COSTS AND EXPENSES:
Cost of revenues	17,283	29,852
Research and development	5,532	5,932
Selling, general and administrative	3,800	4,708
Restructuring costs	—	686
Costs related to proposed acquisition by REMEC, Inc.	1,200	—

Total costs and expenses	27,815	41,178

OPERATING LOSS	(8,999)	(10,738)
INTEREST INCOME	668	887
INTEREST EXPENSE	(1)	(8)
OTHER INCOME, NET	4,801	5,154

LOSS BEFORE INCOME TAXES	(3,531)	(4,705)
INCOME TAXES	29	15

LOSS BEFORE CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE	(3,560)	(4,720)
CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE — ADOPTION OF SFAS 133	—	494

NET LOSS	$(3,560)	$(4,226)

NET LOSS PER SHARE:
Basic and diluted loss per share before cumulative effect of change in accounting principle	$(0.31)	$(0.41)
Cumulative effect of change in accounting principle	—	0.04

Basic and diluted net loss per share	$(0.31)	$(0.37)

SHARES USED IN COMPUTING PER SHARE AMOUNTS:
Basic and diluted	11,450	11,552

SPECTRIAN CORPORATION AND SUBSIDIARIES

RECONCILIATION OF PRO FORMA NET INCOME (LOSS) TO REPORTED RESULTS

(In thousands, except per share data)

(Unaudited)

		Three Months Ended
		June 30, 2002	July 1, 2001
NET LOSS		$(3,560)	$(4,226)

PRO FORMA ADJUSTMENTS:
(i)	Recognized deferred income from the sale of UltraRF	(5,000)	(7,500)
(ii)	Net realized loss on the sale of Cree, Inc. shares	—	4,151
(iii)	Net unrealized gain on Cree, Inc. stock options	—	(1,772)
(iv)	Cumulative effective of change in accounting principle — adoption of SFAS 133	—	(494)
(v)	Restructuring costs	—	686
(vi)	Costs related to pending acquisition by REMEC, Inc.	1,200	—

Total special items		(3,800)	(4,929)

PRO FORMA NET LOSS		$(7,360)	$(9,155)

NET LOSS PER SHARE:
Basic and diluted net loss per share		$(0.31)	$(0.37)
Pro forma adjustments		(0.33)	(0.42)

Basic and diluted pro forma net loss per share		$(0.64)	$(0.79)

SHARES USED IN COMPUTING PER SHARE AMOUNTS:
Basic and diluted		11,450	11,552

  We provide pro forma net loss and pro forma net loss per share data as an alternative for understanding our operating results. These measures are not in accordance with, or an alternative for, generally accepted accounting principles and may be different from pro forma measures used by other companies. We compute pro forma loss by adjusting the loss under generally accepted accounting principles with the impact of gains (loss) from sale of businesses, cumulative effect of change in accounting principles, restructuring costs and any other non recurring or unusual items.

Adjustment Notes:

  (i), (ii) and (iii) relate to the gain on sale of UltraRF and the associated gains (losses) associated with the Cree, Inc. shares and stock options.

  (iv) relates to the adoption of SFAS 133.

  (v) relates to the restructuring costs recorded as a result of the transfer of the repair operations.

  (vi) relates to legal, accounting and investment banking costs incurred to date by Spectrian directly attributable to the proposed acquisition of Spectrian by REMEC, Inc.

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SPECTRIAN ANNOUNCES FIRST QUARTER RESULTS
SPECTRIAN CORPORATION AND SUBSIDIARIES CONDENSED CONSOLIDATED BALANCE SHEETS (In thousands) (Unaudited)
SPECTRIAN CORPORATION AND SUBSIDIARIES CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (In thousands, except per share data) (Unaudited)
SPECTRIAN CORPORATION AND SUBSIDIARIES RECONCILIATION OF PRO FORMA NET INCOME (LOSS) TO REPORTED RESULTS (In thousands, except per share data) (Unaudited)